As filed with the Securities and Exchange Commission on October 29, 2010
Investment Company Act File No. 811-21285

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934) (Amendment No. 1)
Man-Glenwood Lexington Associates Portfolio, LLC (Name of Issuer)
Man-Glenwood Lexington Associates Portfolio, LLC (Names of Person(s) Filing Statement)
Limited Liability Company Interests (Title of Class of Securities)
(CUSIP Number of Class of Securities)
Kirsten Ganschow, Esq.
Man-Glenwood Lexington Associates Portfolio, LLC
123 N. Wacker Drive, 28th Floor
Chicago, IL  60606
(312) 881-6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

____________________________________________ Copies to: Michael S Caccese, Esq. K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Man-Glenwood Lexington Associates Portfolio, LLC (the “Fund”) relating to an offer to purchase (the “Offer”) up to $15,000,000 of limited liability company interests (“Interests”) in the Fund or portions thereof pursuant to tenders by members of the Fund (“Members”) at a price equal to the net asset value of Interests as of September 30, 2010 and originally filed with the Securities and Exchange Commission on July 30, 2010, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The Offer terminated at 5:00 p.m., Central time, on August 27, 2010 (the “Expiration Date”). Pursuant to the Offer, $11,122,558.21 of Interests were tendered and accepted by the Fund, at a net asset value of $11,122,558.21 as determined as of September 30, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Man-Glenwood Lexington Associates Portfolio, LLC

By:	/s/ John B. Rowsell
John B. Rowsell
President

October 29, 2010